[LETTERHEAD OF SEWARD & KISSEL LLP]

October 12, 2007

John Reynolds, Esq.
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

  Star Bulk Carriers Corp. Amendment No. 4 to Registration Statement on Form F-4 Filed August 30, 2007 (File No. 333-141296)

  Star Maritime Acquisition Corp. Amendment No. 4 to Preliminary Proxy Statement on Schedule 14A Filed August 30, 2007 (File No. 1-32685)

Dear Mr. Reynolds:

        Star Bulk Carriers Corp. ("Star Bulk") has today filed via EDGAR its Registration Statement on Form F-1/F-4 (the "Filed Registration Statement") and Star Maritime Acquisition Corp. ("Star Maritime" and, together with Star Bulk, the "Companies") has also filed its amended Preliminary Proxy Statement on Schedule 14A (the "Filed Preliminary Proxy Statement"). The Filed Registration Statement relates to (i) the offering by Star Bulk of its common stock and warrants to shareholders of Star Maritime Acquisition Corp. in connection with a proposed merger between Star Bulk and Star Maritime, with Star Bulk as the surviving entity (the "Redomiciliation Merger"), and (ii) the registration by Star Bulk of its common stock for resale that it will issue to TMT Co., Ltd., in connection with the proposed purchase by Star Bulk of certain drybulk carriers. The Filed Preliminary Proxy Statement relates to a proposed special meeting of the shareholders of Star maritime to consider and vote on the acquisition of the eight drybulk carriers and the Redomiciliation Merger.

        The Company filed its initial registration statement (the "Initial Registration Statement") and its initial preliminary proxy statement (the Initial Preliminary Proxy Statement") with the staff of the Securities and Exchange Commission (the "Staff") on March 14, 2007. By letter dated April 12, 2007, the Staff provided comments to both the Initial Registration Statement and the Initial Preliminary Proxy Statement. The Companies filed their revised registration statement and revised preliminary proxy statement (collectively, "Amendment No. 1") on May 24, 2007. The Staff provided comments to Amendment No. 1 by letter dated June 27, 2007 (the "Comment Letter"). The Companies filed their further revised registration statement and revised preliminary proxy statement (collectively, "Amendment No. 2") on July 19, 2007. The Staff provided comments to Amendment No. 2 by letter dated August 15, 2007. The Companies filed their further revised registration statement and revised preliminary proxy statement (collectively, "Amendment No. 3") on August 31, 2007. The Staff provided comments to Amendment No. 3 by letter dated September 27, 2007.

        On behalf of the Company, we submit the following documents:

  (1)
  Six copies of the Filed Registration Statement; and

  (2)
  Five marked copies of the Filed Registration Statement, marked to show changes from Amendment No. 3.

        This letter responds to the Staff's Comment Letter. The following numbered paragraphs correspond to the numbered paragraphs in the Comment Letter. References to page numbers in the responses below are to the marked copy of the Filed Registration Statement.

General

        1.     Please revise to eliminate unnecessary repetition. As a non-exclusive example, you discuss the conditions to the asset acquisition on the cover page, pages 1, 3, 11 and 12 and elsewhere. Please revise accordingly.

        The Companies have deleted repetitive disclosure on the cover page, Notice of Special Meeting, pages 2, 8, 12 and 86 in response to the comment. The Companies believe that they have thereby eliminated unnecessary repetition.

Questions and Answers, page 1

2.
Please revise the second Q&A and where appropriate to disclose that there are three proposals.

        The Companies have revised the disclosure on pages 1 and 45 in response to the comment.

3.
Please revise the second sentence of the last paragraph on page four to clearly indicate that you have received an opinion from Seward & Kissel that you should not be taxed as a U.S. corporation under Section 7874(b), explaining the reason for the uncertainty regarding such opinion.

        The Companies have revised the disclosure on page 4 in response to the comment.

Summary, page 8

4.
Due to the complex structure of the redomiciliation merger, asset acquisition, and the equity holdings of the target before and after consummation of the transaction, please revise to include a graphic presentation illustrating the companies' ownership before and after the business combination.

        The Companies have revised the disclosure on page 11 to include a graphic presentation illustrating the share ownership of Star Maritime before the Redomiciliation Merger and Star Bulk following the Redomiciliation Merger.

Compensation of Directors and Executive Officers, page 92

5.
Please revise to provide the disclosure responsive to Item 402 of Regulation S-K. As a non-exclusive example, what specific items of corporate performance and other items are taken into account in determining the "discretionary bonus not less than €500,000" for Messrs. Tsirigakis and Syllantavos? How do the benefits disclosed in the first two paragraphs on page 94 and the company's decisions regarding each of these benefits fit into the company's overall compensation objectives and affect decisions regarding other elements of their compensation?

        Star Bulk advises the Staff that it has entered into an amended consultancy agreement with each of Messrs. Tsirigakis and Syllantavos that do not provide for a minimum discretionary bonus award. Rather, Messrs. Tsiragakis and Syllantavos will each be eligible to receive a discretionary bonus award in such amount, if any, as determined by the board of directors of Star Bulk in its sole discretion.

        The Companies respectfully advise the Staff that Star Bulk, as a foreign private issuer, is not required to comply with the disclosure requirements set forth in Item 402 of Regulation S-K. Rather, Star Bulk is required to comply with the disclosure requirements of Items 6.B and 6.E.2 of Form 20-F. In response to the Staff's comment, Star Bulk has added disclosure on page 96 as follows:

        "Officers of Star Bulk will be eligible to receive discretionary bonus awards and/or awards under Star Bulk's 2007 Equity Incentive Plan in such amounts, if any, as determined by the board of directors of Star Bulk, in its sole discretion. In making such determinations, Star Bulk's board of directors will consider the then prevailing operations and financial condition of Star Bulk, including any contingencies that are then known, as well as the amount of compensation paid to similarly situated officers of other companies in the seaborne transportation industry."

        Star Bulk advises the Staff that the determination whether to award discretionary bonuses and/or awards under Star Bulk's 2007 Equity Incentive Plan will be made by Star Bulk's board of directors as comprised following the Redomiciliation Merger. As such, the specific criteria and performance measures to be reviewed by the board in this regard have not yet been adopted.

Tax Considerations, page 152

6.
You state in the introductory paragraph that "(t)he following discussion addresses certain U.S. federal income tax consequences.. ." Please delete the word "certain" as it raises a concern that counsel may be omitting a material tax consequence.

        The Companies have revised the disclosure on page 155 in response to the comment.

7.
In the second paragraph, you state that certain parts of the prospectus "accurately sets forth, in all material aspects" the material U.S. federal tax consequences. Please revise to delete "accurately" and state that the specific parts of the prospectus, which are referred to in that sentence, represent the opinion of tax counsel.

        The Companies have revised the disclosure on page 155 in response to the comment.

8.
Please revise the first full paragraph on page 157 to state that dividends "would" be treated as qualified dividend income to emphasize the conditions described in the rest of the paragraph. Similarly, please revise to state, if true, that you have not received an opinion of counsel on this issue.

        The Companies have revised the disclosure on page 160 in response to the comment.

Method of Accounting for the Acquisition of Vessels

9.
As a result of a conference call held on September 25, 2007 between Star's legal counsel and certain accounting staff of the Division of Corporate Finance, no resolution has yet been reached concerning the appropriate method of accounting for the acquisition of the vessels. The staff expects to receive documentation from Star as discussed during the call and we will resume our deliberations at that time. We may have further comments on this matter.

        The Company submitted by supplemental letter dated October 2, 2007 the documentation requested by the Staff during the conference call on September 25, 2007.

        The Company and the Staff have further discussed the matters covered by Comment 11 in the previous comment letter dated August 15, 2007. The Company intends to proceed along the lines suggested by the Staff in a subsequent amendment once suitable statements have been prepared.

Statement of Forecasted Results of Operations and Cash Available for Dividends, Reserves and Extraordinary Expenses, page 127

10.
It appears that Estimated EBITDA on page 127 should be $18,170. Please revise.

        The Companies have made this correction on page 127 in response to the comment.

Star Maritime Acquisition Corp.
Interim Financial Statements, page F-19

11.
Please tell us the reasons that the interim financial statements in Star Maritime Acquisition Corp.'s June 30, 2007 Form 10-Q do not agree with the financial statements beginning on page F-19 in the registration statement. In the event of an error correction, the disclosures specified in paragraph 26 of SFAS 154 and paragraph 26 of APB Opinion 9 should be provided in the notes to the financial statements in the registration statement.

        The Companies advise the Staff that the interim financial statements included in Star Maritime's quarterly report on Form 10-Q for the period ended June 30, 2007 reflect the consolidated financial results of Star Maritime and Star Bulk, as its wholly-owned subsidiary. Star Bulk's financial results reflected in Star Bulk's audited balance sheet as of February 5, 2007 were not reflected in the interim financial statements of Star Maritime for the period ended June 30, 2007 that were included in Amendment No. 3 to Star Bulk's Registration Statement and as a result, the interim financial statements included in Star Maritime's Form 10-Q were not identical to the interim financial statements included in Amendment No. 3 to Star Bulk's registration statement. The Companies have revised the interim financial statements of Star Maritime included in the Filed Registration Statement to reflect the consolidated financial results of Star Maritime and Star Bulk, as its wholly-owned subsidiary, as reflected in, and in conformity with, the interim financial statements included in Star Maritime's quarterly report on Form 10-Q for the period ended June 30, 2007.

        Star Maritime believes that the difference in Star Maritime's financial statements once Star Bulk's financial results are consolidated into them is immaterial. Specifically, the difference in net income for the three and six month periods ended June 30, 2007 was $52,778. Star Maritime further believes that the correction of an omission of a subsidiary, which such correction involves only immaterial amounts, does not constitute an error and accordingly, the disclosure specified in paragraph 26 of SFAS 154 and paragraph 26 of APB Opinion 9 is not required.

12.
Please revise the registration statement or the Form 10-Q so that the interim financial statements are identical.

        The Companies refer the Staff to the response to comment number 11 above and have revised the disclosure on pages 18, 19, 20, 22, 77, 78, 79, 80, 132, F-19, F-20, F-21 and F-22 in response to this comment.

        If you have any questions or comments concerning the enclosed, please feel free to telephone the undersigned at (212) 574-1223, Robert E. Lustrin at (212) 574-1420 or Christine Westbrook at (212) 574-1371.

        Kindly acknowledge receipt of this letter and the enclosures by having the enclosed duplicate copy of this letter stamped and returned to our messenger.

Very truly yours,
SEWARD & KISSEL LLP
cc:	Padip Bhaumik, Esq.
Pamela Howell, Esq.
	Ms. Tia Jenkins Ms. Maureen Bauer	By:	/s/ GARY J. WOLFE Gary J. Wolfe

Enclosures